Exhibit 21

Subsidiaries of FBO Air, Inc.

Name of Subsidiary	State of Incorporation
Airborne, Inc.	New York
FBO Air-Garden City, Inc.	Kansas
FBO Air Wilkes-Barre, Inc.	Pennsylvania
Tech Aviation Flight School, Inc.	Pennsylvania
Margeson & Associates, Inc.	New York